

April 2, 2009

<u>Via Facsimile and U.S. Mail</u>
Richard Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

       Re: ORBCOMM, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed March 25, 2009
              File No. 1-3318

Dear Mr. Grossman:

       We have conducted a limited review of the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A filed March 25, 2009

Information as to Nominees for Directors and Continuing Directors, page 5

1.   Please disclose whether you have received the consent of each nominee to be
        named and to serve if elected. See Rule 14a-4 (d).

2.   We note your recommendation to security holders to vote against the nominees
        presented by Mr. Levinson. Please revise the proxy statement to explain the
        reasons and basis for your recommendation.

3.   We note that you reserve the right to vote for substitute nominees in the event the
        other nominees are unable to serve. Please note that we consider the existence of
        substitute nominees to be material to a security holder's voting decision. Please
        advise as to why you believe you are permitted to use these proxies for the
        election of other unnamed nominees to be designated by you at a later date. Refer
        to Rule 14a-4(d)(1).

Security Ownership of Beneficial Owners and Management, page 13

4.   We refer you to the references to the "pecuniary interest" of certain shareholders
        in the footnotes accompanying the table. Please note that beneficial ownership is
        not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise
        to clarify wherever applicable, that the persons listed are the beneficial owner(s)
        of the securities given their authority over the voting and/or investment power
        over such securities.

5.   In footnote 11, you disclose that Mr. Jerome Eisenberg disclaims beneficial
        ownership with respect to shares held by his wife. Please revise or advise us of
        the basis for this statement.

Shareholder Proposal Requesting Us to Declassify the Board, page 51

6.   You disclose that "[a]bsent a classified board, a potential acquirer could gain
        control of the company…without paying any premium to Orbcomm's
        shareholders." Your disclosure implies that in contrast, a classified board
        structure would result in a premium being paid to shareholders in the event of a
        takeover. Please revise to clarify that a classified board structure does not
        guarantee shareholders a premium in circumstances involving a takeover.

7.   Support for each statement or assertion of opinion or belief must be self-evident,
        disclosed in the proxy materials, or provided to the staff on a supplemental basis.
        Provide us with support for the statements you make with respect to the following
        statements:

- "[w]ith a classified board…potential acquirers are more likely to negotiate with the Board…," and,

- "[t]he freedom to focus on the long-term interests of the Company instead of on the renomination process leads to greater independence and better governance…"

  Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Cost of Solicitation, page 54

8.   We note that you intend to solicit proxies via mail, email, personally, telephonically, via Internet or facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

9.   Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Annex A

10.   Please remove the reference to the fact that the persons identified in this section "may be deemed" to be participants and instead state clearly that such persons are participants.

Closing Comments

        As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions